Exhibit 4.9
Guarantee Agreement
(Summary Translation)
Guarantor: Xiaofeng Peng
Lender: Agricultural Bank of China Xinyu Branch
This Agreement is made by and between Mr. Xiaofeng Peng (hereinafter referred to as “Party A”) and Agricultural Bank of China Xinyu Branch (hereinafter referred to as “Party B”).
WHEREAS,
1.	Jiangxi LDK Solar Hi-Tech Co., Ltd. (hereinafter referred to as “Jiangxi LDK”) and Party B (will enter) have entered into a series of business agreements (hereinafter collectively referred to as the “Main Agreements”) in which Jiangxi LDK has incurred or will incur certain debts; and

2.	Party A has agreed to provide guarantee for the obligations of Jiangxi LDK under the Main Agreements.
NOW, THEREFORE, Party A and Party B, subject to the terms and conditions set forth herein, agree as follows:
1.	Party A agrees to provide guarantees for the performance of obligations by Jiangxi LDK under the Main Agreements made between February 29, 2008 and May 28, 2010 (hereinafter referred to as the “Period of Guarantee”). Party A will be liable for repayment of the Renminbi/ foreign currency loans and letter of credit with reduced/waived security deposit (hereinafter referred to as “Debts”) up to Rmb 600 million (hereinafter referred to as “Maximum Guaranteed Amount”) in the event of default by Jiangxi LDK under the Main Agreements.

2.	The guarantee shall include loans in all currencies, which shall be repaid in the original currencies, provided that the Debts shall have been incurred within the Period of Guarantee and shall not exceed the Maximum Guaranteed Amount. Party A further undertakes to pay any excess amount over the Maximum Guaranteed Amount due to changes in exchange rates.

3.	The scope of the guarantee hereunder shall include any principal amounts, interests accrued, damages and expenses associated with the realization of Party B’s rights under the Main Agreements (including attorney’s fees).

4.	During the term of the guarantee (from the date of this agreement until two years after the expiry of the performance period by Jiangxi LDK under the Main Agreements):

(a)	upon Party B’s request, Party A shall provide true, complete and timely financial reports, articles of association or other related information for Party B’s inspection and monitoring;

(b)	in the event of default by Party A, Party B is entitled to set off its claims against Party A with funds from Party A’s bank account at Party B’s branch; and

(c)	Party A shall inform Party B immediately in writing:
(i)	if there is any change in its name, addresses, legal representatives, contact details or other related matters;

(ii)	if there is any change in its senior management, articles of associations or corporate structure;

(iii)	if its financial status deteriorates or it encounters production and operation difficulties or is involved in any material claims or arbitrations;

(iv)	if it discontinues its business, or in liquidation, receivership or other insolvency proceedings, or in corporate restructuring;

(v)	if its business licence is revoked or suspended or it is forced to be closed or dissolved; or

(vi)	any other matters which may affect Party A’s ability to perform its guarantee obligations under the Agreement.
(d)	Party A shall inform Party B in writing 15 days in advance and obtain Party B’s written consent in the event of any following situation:
(i)	if there is any material change in Party A’s capital structure or corporate formation; or

(ii)	Party A undertakes to guarantee obligations for other third parties or mortgage or pledge its assets for its own or other third parties’ interests which may affect its ability to perform its obligations under this Agreement.
5.	The Maximum Guaranteed Amount will be determined upon the occurrence of the following:
(a)	at the end of the Period of Guarantee as specified under clause 1 of the Agreement or at an earlier date determined by Party B pursuant to relevant rules and regulations or other provisions of the Agreement. In any event of default under the Main Agreements by Jiangxi LDK or this Agreement by Party A, Party B is entitled to accelerate the Period of Guarantee;

(b)	additional Debts cannot be incurred;

(c)	Jiangxi LDK or Party A declares bankruptcy or is forced to close; or

(d)	determination by operation of law.
6.	(a)	Party B is entitled to call upon Party A’s obligations in the following situations (where Party A fails to fully satisfy its obligations under this Agreement, Party B, in its sole discretion, determines the allocation of the repayment against the principal amounts, interests accrued, damages, expenses or other fees) :
(i)	Party B is not fully paid when each obligation under the Main Agreements is due;

(ii)	upon the death of Party A, or if Party A is declared missing or becomes incapacitated;

(iii)	any default by Party A under the Agreement; or

(iv)	other material factors which may affect Party A’s ability to perform its guarantee obligations under the Agreement.
(b)	Where any Debts are otherwise secured by collaterals from Jiangxi LDK, Party B is entitled to call upon Party A’s guarantee obligations without regard to any such security interests.
7.	(a)	From the effective date of this Agreement, Party B shall compensate Party A for losses caused by Party B’s default under this Agreement.
(b)	Party A shall pay 30% of the balance of Maximum Guaranteed Amount as default payment, concurrently with any compensation for actual losses caused, in the following situations:
(i)	this Agreement was not duly authorized and executed;

(ii)	Party A fails to provide true, complete and timely financial reports, articles of association or other related information as specified under this Agreement; or

(iii)	Party A fails to inform Party B or obtain consent from Party B as required by clause (5) & (6) of the Agreement; or

(iv)	any other default by Party A which may affect Party B’s creditor rights under this Agreement and Main Agreements.
8.	The parties shall resolve all disputes arising from or in connection with the Agreement through consultation or either party is entitled to submit the disputes to the people’s court where Party B’s branch office sits.

9.	This Agreement shall become effective upon the signing by the legal representatives or authorized representatives of the respective parties and fixing hereunto the respective corporate seal.

Party A
Xiaofeng Peng
Xiaofeng Peng (sealed)

Party B
Agricultural Bank of China Xinyu Branch
Agricultural Bank of China Xinyu Branch (sealed)
Jiangxi LDK’s acknowledgement of receipt of the Guarantee Agreement
Jiangxi LDK Solar Hi-Tech Co., Ltd.
Jiangxi LDK Solar Hi-Tech Co., Ltd. (sealed)
Date: February 23, 2009

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